GRASIM
ADITYA BIRLA GROUP

02 JUN -5 AM 11:01

May 2, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

By Air Mail

02034581

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited in its meeting held on 2nd May, 2002 at Mumbai have approved the audited annual accounts of the Company for the year ended 31st March, 2002. The financial results are as under :-

SUPPL

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company : GRASIM INDUSTRIES LIMITED
Regd. Office : Birlagram, Nagda 456331

For the year ended 31st March, 2002

(Rs. in crores)

PROCESSED JUN 19 2002 THOMSON FINANCIAL

			Year ended 31.03.02	Year ended 31.03.01
1.	Total Turnover		5069.80	5183.92
2.	Gross Profit : (before deducting any of the following)		936.78	911.49
	a)	Interest	(190.25)	(238.78)
	b)	Depreciation/amortisation	(251.70)	(251.90)
	c) i)	Provision for Current Tax	(56.50)	(50.00)
	ii)	Provision for Deferred Tax	(51.50)	-
	iii)	Tax Provision of earlier years no longer required	68.11	-
	d)	Employee Separation Compensation	(27.60)	(11.35)
			427.34	359.46
	e)	Add : Profit on Sales of Undertaking	-	18.44
	f)	Loss on Sale of Shares in Subsidiary	(18.11)	-
	g)	Loss on Sale of Undertaking	(31.93)	-

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22 - 281 9520 • Fax: 91- 22 - 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O.Birlagram, Nagda - 456 331 (M.P.)

	h)	Write-down of fixed assets on retirement form active use	(19.01)	-
	i)	Retrenchment Compensation	(55.33)	-
3.	Net Profit after tax and extra ordinary items		302.96	377.90
4.	a)	Add : B/F from last year's Balance	1457.01	1215.99
	b)	Less : Transferred to General Reserve	700.00	50.00
	c)	Debenture Redemption Reserve	48.23	6.06
5.	Dividend :			
	Proposed @ Rs. 9/- per share		82.50	73.34
	(Last year @ Rs. 8/- per share)			
	Corporate Tax on Dividend		-	7.48
6.	Balance carried forward		929.22	1457.01
7.	Paid-up Equity Capital as on 31.3.2002		91.69	91.69
8.	Reserves Excluding Revaluation Reserve		2615.19	2983.71
9.	Particulars of proposed right/convertible debenture issue		None	None

This is for your information and doing the needful.

Please acknowledge receipt.

Thanking you,
Yours faithfully,

ASHOK MALU
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22 - 281 9520 • Fax: 91- 22 - 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O.Birlagram, Nagda - 456 331 (M.P.)